UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

TECHNOLOGIES SCAN CORP.
(Name of Issuer)

Common stock, $0.001 par value per share
(Title of Class of Securities)

26789Q104
(CUSIP Number)

RANDALL MEYER

1000 Westgate Drive #127
St. Paul, Minnesota 55114
651-209-0763
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Randall Meyer* I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐ Not applicable
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 349,761,041 Shares
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 349,761,041 Shares
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 349,761,041 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.31%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IND

*The Reporting Person is the chief operating officer of Gel-Del Technologies Inc., which holds of record 703,055,020 shares of restricted common stock of the Issuer. The Reporting Person does not have the sole power and authority to direct the disposition of the shares of common stock held by Gel-Del Technologies Inc.

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, the (“1934 Act”). Randall Meyer is referred to herein as the “Reporting Person”.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is common stock, at a par value of $0.001 per share (collectively, the “Shares”), of Technologies Scan Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 12100 Singletree Lane, Suite 186, Eden Prairie, Minnesota 55344.

Item 2. Identity and Background

(a) Name:

This statement is filed by Randall Meyer.

(b) Residence or business address:

The business address of the Reporting Person is 1000 Westgate Drive # 127, Saint Paul, Minnesota 55114.

(c) Present principal occupation and employment

Businessman. The Reporting Person is also the chief operating officer of Gel-Del Technologies Inc..

(d) Criminal proceedings:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Civil proceedings:

The Reporting Person has not been, during the last five years, a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

United States.

Item 3. Source and Amount of Funds or Other Consideration

See Item 4 below.

Item 4. Purpose of Transaction

On approximately March 11, 2014, there was a change in control of the Issuer pursuant to that certain securities exchange agreement dated March 11, 2014 (the "Securities Exchange Agreement") among the Issuer, PetVivo Inc., a Minnesota corporation ("PetVivo"), and the shareholders of PetVivo who hold of record the total issued and outstanding shares of common stock of PetVivo (the “PetVivo Shareholders”). In accordance with the terms and provisions of the Securities Exchange Agreement, the Issuer acquired all of the issued and outstanding shares of stock of PetVivo from the PetVivo Shareholders, thus making PetVivo its wholly-owned subsidiary, in exchange for the issuance to the PetVivo Shareholders of an aggregate 2,310,939,804 shares of its restricted common stock.

The Reporting Person was a shareholder of PetVivo and received 349,761,041 shares of the Issuer's restricted common stock in exchange for his equity interest in Pet Vivo.

Subject to all relevant securities law provisions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties.

Except as otherwise disclosed herein, the Reporting Person does not have any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	As of March 11, 2014, the Reporting Person is the beneficial owner of 349,761,041 shares of common stock of the Issuer representing 9.31% of the Issuer’s issued and outstanding shares.

(b)	As of March 11, 2014, the Reporting Person has the power to vote and direct the disposition of an aggregate 349,761,041 shares.

(c)	The Reporting Person has not effected any other transactions in the Issuer’s securities, including common stock of the Issuer, within 60 days preceding the date hereof.

(d)	Not applicable.

(e)	The Reporting Person is the beneficial owner of 9.31% of the Issuer’s common shares as of March 11, 2014.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed above, the Reporting Person does not have any other contracts, arrangements, understandings or relationships with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

Securities Exchange Agreement is incorporate herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 13, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2014	/s/ Randall Meyer
Randall Meyer